Exhibit 12.1
TrueBlue, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Three Months Ended		Year Ended December
	March 30, 2012	April 1, 2011	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations before income taxes	$2,649	$1,258	$49,324	$29,162	$14,141	$8,155	$104,603
Fixed charges	488	556	2,133	2,645	2,217	1,731	2,604
Total Earnings	$3,137	$1,814	$51,456	$31,807	$16,355	$9,883	$107,207
Fixed Charges:
Interest Expense	$391	$273	$1,207	$1,515	$1,491	$803	$965
Interest component of rent expense	97	283	925	1,130	725	928	1,639
Total Fixed Charges	$488	$556	$2,133	$2,645	$2,217	$1,731	$2,604
Ratio of Earnings to Fixed Charges (1)	6.4	3.3	24.1	12.0	7.4	5.7	41.2

(1)
For purposes of calculating the ratio of earnings to fixed charges, earnings equals (a) earnings from continuing operations before income taxes plus (b) fixed charges. Fixed charges equals (x) interest expense plus (y) the portion of rental expense, which management believes is representative of the interest component of rent expense. The methodology for calculating the interest component of rent expense from prior years has been revised to reflect management's current view.